FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Signs Final Agreement for Comprehensive Business Alliance with San-in Godo Bank and Gogin Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 16, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Signs Final Agreement for Comprehensive Business Alliance with San-in Godo Bank and Gogin Securities

Tokyo, December 16, 2019—Nomura Securities Co., Ltd., a wholly owned subsidiary of Nomura Holdings, Inc., announced on August 26, 2019 that it had signed a memorandum of understanding (MOU) with San-in Godo Bank, Ltd. and its wholly owned subsidiary Gogin Securities Co., Ltd., to explore a comprehensive business alliance aimed at providing financial intermediary services. In accordance with this announcement, the three companies signed the final agreement today.

The alliance is subject to regulatory approval, respective company-related approvals and the signing of other necessary agreements. The three companies plan to start operations under the alliance in September 2020.

1.	Changes since the signing of the MOU

After signing the MOU, the three companies set up a committee to discuss the implementation of the proposed alliance. As a result, the companies decided that providing uniform services across the San-in region was critical in order to maximize the results of the alliance and ensure efficient operations. This led to the decision to include Nomura Securities’ Yonago branch office (including Tottori sales office) under the alliance framework, in addition to the originally agreed Matsue branch office.

2.	Overview of the alliance

The client assets department at San-in Godo Bank, Gogin Securities, as well as Nomura Securities’ Matsue and Yonago branch offices will merge their functions to form a new department at San-in Godo Bank, tentatively named the Asset Consulting Department. Operations under the alliance will be mainly conducted through this new department.

The new Asset Consulting Department will operate from three sales branches in the cities of Matsue, Yonago and Tottori and collaborate with San-in Godo Bank’s branch offices to provide high value-added services to clients. With the support of the new department, the three companies plan to leverage San-in Godo Bank’s extensive branch office network to help clients build their assets.

In addition, to help salaried employees prepare for the demands of a longer life, the companies will provide preferential tax schemes such as NISA and iDeco, as well as bonds, investment trusts, and other accumulation-type products. In so doing, the three companies aim to raise their assets under management from the current approximate total of 500 billion yen to 800 billion yen in 5 years.

To contribute to a better quality of life for their clients and help invigorate regional economies, the companies plan to expand the scope of the alliance from financial intermediary services to also include corporate and salaried employees businesses.

Employees from Nomura Securities will be seconded to San-in Godo Bank to collaborate on various businesses under the alliance. They will also share Nomura’s knowledge and expertise and the wealth of information the firm has to support San-in Godo Bank’s sales activities.

3.	Implementation schedule

(1)	Explanation to clients

The three companies are currently working to set up a new operational structure under the alliance in line with the changes made since the MOU. The companies will start contacting clients by the end of January 2020 as necessary.

(2)	Transfer of client accounts to Nomura Securities financial intermediary account (planned)

•	Nomura Securities Matsue and Yonago branch office client accounts: September 2020

•	Gogin Securities client accounts: November 2020

•	San-in Godo Bank client securities accounts: January 2021

4.	Overview of the three companies

Name	The San-in Godo Bank, Ltd.	Gogin Securities Co., Ltd.	Nomura Securities Co., Ltd.

Address	10 Uomachi, Matsue, Shimane	319-1 Tsudamachi, Matsue, Shimane	1-9-1 Nihonbashi, Chuo-ku, Tokyo

Representative	President: Fumio Ishimaru	President: Hiroyoshi Asano	President: Toshio Morita

Business	Commercial banking	Securities business	Securities business

Capital	20,700 million yen	3,000 million yen	10,000 million yen

Established	July 1, 1941	February 6, 2015	May 7, 2001

Fiscal year-end	March	March	March

5.	Future outlook

The impact of the planned alliance on San-in Godo Bank Group and Nomura Holding’s respective consolidated financial results has not been determined. The companies will immediately issue an announcement if the possibility of a material impact arises.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.